UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-37700 (Nicolet Bankshares, Inc.)

A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

NICOLET NATIONAL BANK 401(k) PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:

Nicolet Bankshares, Inc.

111 N. Washington Street

Green Bay, WI 54301

NICOLET NATIONAL BANK 401(k) PLAN

December 31, 2015 and 2014

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 – 9

Supplementary Information

Schedule H, line 4i – Schedule of Assets (Held at End of Year)	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Nicolet National Bank 401(k) Plan

Green Bay, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the Nicolet National Bank 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Supplement Schedule of Assets (Held as of End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

Atlanta, Georgia
June 28, 2016

NICOLET NATIONAL BANK 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
Assets:

Cash	$-	$35,979
Investments at fair value	28,642,424	27,094,728
Receivables:
Employer	854,836	807,442
Employee	40	70
Notes receivable from participants	405,578	300,181
Total receivables	1,260,454	1,107,693
Net assets available for benefits	$29,902,878	$28,238,400

See accompanying notes to financial statements.

2

NICOLET NATIONAL BANK 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2015

Additions:
Investment income:
Interest and dividends	$1,499,949
Net depreciation in fair value of investments	(1,292,113)
Total investment income	207,836

Interest income on notes receivable from participants	14,188

Contributions:
Employer	856,563
Participant	1,377,145
Rollover	517,229
Total contributions	2,750,937
Net additions	2,972,961

Deductions:
Benefits paid to participants	1,306,419
Administrative expenses	2,064
Total deductions	1,308,483

Net increase in net assets available for benefits	1,664,478

Net assets available for plan benefits:
Beginning of year	28,238,400
End of year	$29,902,878

See accompanying notes to financial statements.

3

NICOLET NATIONAL BANK 401(k) PLAN

Notes to Financial Statements

(1)	Description of the Plan

The following description of the Nicolet National Bank 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing plan covering substantially all full-time employees of Nicolet National Bank (the “Bank”). Eligible employees are employees who have been employed for one month and are at least 18 years of age. Part-time, temporary, or seasonal employees need to reach 1,000 hours and be at least 18 years of age to become eligible. Upon satisfying the eligibility requirements, an employee is eligible to participate in the Plan on the first day of the month. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended. The Plan is administered at the direction of the Bank. The Trustees are responsible for the oversight of the Plan determining the appropriateness of the Plan’s investment offerings and monitoring investment performance.

Contributions

Participants may elect to defer from 0% up to 100% of their eligible compensation, not to exceed the amount allowed by the Internal Revenue Service (IRS). Employees are automatically entered into the Plan, after becoming eligible, with a participant deferral of 6% of their eligible compensation, unless their election form indicates a different deferral percentage. Participants who have attained the age of 50 before the end of the plan year are eligible to make catch-up contributions, subject to IRS limitations. Participants are also allowed to make rollover contributions from other qualified plans.

The Bank makes a matching contribution equal to 100% of the participant’s elective deferral not to exceed 6% of eligible compensation for all participants that are employed on the last day of the Plan year. Rollover contributions are not eligible for the employer match. The Bank’s contribution was $856,563 for 2015. In addition, the Bank has the option to make a discretionary profit sharing contribution each year. The Bank did not make discretionary profit sharing contributions for the year ended December 31, 2015.

Participant Accounts

All investments in the participants’ accounts are participant directed. The Plan allows participants to select from a variety of investment options including mutual funds, a common/collective trust and Nicolet Bankshares, Inc. common stock.

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Bank’s contributions (b) plan earnings or losses and (c) forfeitures of terminated participants’ nonvested accounts and reduced by any withdrawals and charged with loan setup and loan maintenance fees incurred by the individual participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. The employer’s matching and discretionary profit sharing contributions and related earnings become 25% vested after two years of credited service. The vesting percentage increases an additional 25% each year thereafter, with 100% vesting after five years of credited service.

4

NICOLET NATIONAL BANK 401(k) PLAN

Notes to Financial Statements, continued

(1)	Description of the Plan, continued

Notes Receivable from Participants

Participants may borrow from their account in accordance with the provisions under the Plan. A participant may borrow a minimum of $1,000 and a maximum equal to the lesser of: (1) $50,000, reduced by the highest outstanding loan balance in the previous 12 months, or (2) 50% of the participant’s vested account balance. A participant can have up to one loan outstanding at any given time.

The notes bear a fixed interest rate of the prime rate plus 1%. Interest rates for outstanding loans range from 4.25% to 4.50% as of December 31, 2015. Principal and interest are paid ratably through biweekly payroll deductions.

Payment of Benefits

Plan benefits are available at normal retirement (age 59 1/2), disability retirement, financial hardship withdrawal, death and termination of employment with vested interests. Benefits are paid in a lump sum payment. The Plan also allows for in-service distributions upon attaining age 59 1/2. Benefits are recorded when paid.

Administrative Expenses

Substantially all of the administrative expenses incurred in conjunction with the Plan are paid by the Bank and are excluded from these financial statements. Notes receivable issuance and maintenance expenses are charged directly to the participant’s account and are included in administrative expenses.

Forfeited Accounts

Upon termination, the non-vested portion of employer contributions and the earnings thereon become subject to forfeiture. At December 31, 2015 and 2014, forfeited non-vested accounts totaled $40,953 and $42,095, respectively. Forfeitures are allocated to participants as an additional employer contribution. Forfeited non-vested amounts allocated to eligible participant accounts were $42,095 and $20,248 for 2015 and 2014, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. In the event of a termination, all participants will immediately become 100% vested in their accounts for all sources of contributions and distributed in accordance with the Plan’s provisions.

5

NICOLET NATIONAL BANK 401(k) PLAN

Notes to Financial Statements, continued

(2)	Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are stated at fair value. Fair value of mutual funds and common stock fund is based on quoted market prices. The investments in units of the common/collective trust funds are carried at the net asset value (NAV), which is the value at which units in the funds can be withdrawn and approximates fair value as a practical expedient. See Note 3 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as unrealized gains and losses on investments held during the year.

Recent Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960, Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregate investments that are measured using fair value by general type; however, plans are no longer required also disaggregate investments by nature, characteristics and risks. Further, the disclosure information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. Management has elected to adopt Parts I and II early and has adjusted the Plan’s disclosures accordingly.

In May 2015, the FASB issued ASU No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). ASU 2015-07 seeks to eliminate diversity in practice surrounding how investments measured at NAV under the practical expedient with future redemption dates have been categorized in the fair value hierarchy. It is effective for annual reporting periods beginning after December 15, 2015, and is to be applied retrospectively, with early adoption permitted. Management has elected to adopt ASU 2015-07 early, with no material impact on the Plan’s net assets. The adoption of ASU 2015-07 did affect certain disclosures related to fair value measurements as presented in Note 3.

6

NICOLET NATIONAL BANK 401(k) PLAN

Notes to Financial Statements, continued

(3)	Fair Value Measurements

GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 – Inputs to the valuation are based upon (unadjusted) quoted prices in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation are based upon quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in inactive markets as well as inputs (other than quoted prices) that are observable for the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common/collective trust: Valued at the NAV of shares held by the Plan at year-end, provided by the administrator of the fund. The NAV is based on the value of the underlying assets of the fund minus its liabilities, and then divided by the number of shares outstanding. The NAV’s share price is quoted on a private market that is not actively traded; however the share price is based on underlying investments which are traded on an active market. The NAV is used as the practical expedient to estimate fair value.

Nicolet Bankshares, Inc. common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

7

NICOLET NATIONAL BANK 401(k) PLAN

Notes to Financial Statements, continued

(3)	Fair Value Measurements, continued

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2015 and 2014.

December 31, 2015	Level 1	Level 2	Level 3	Total
Mutual funds	$23,332,561	$-	$-	$23,332,561
Nicolet Bankshares, Inc. common stock	3,077,367	-	-	3,077,367
Total assets in the fair value hierarchy	26,409,928	-	-	26,409,928
Investments measured at NAV(a)				2,232,496
Investments at fair value	$26,409,928	$-	$-	$28,642,424

December 31, 2014	Level 1	Level 2	Level 3	Total
Mutual funds	$22,775,630	$-	$-	$22,775,630
Nicolet Bankshares, Inc. common stock	2,396,000	-	-	2,396,000
Total assets in the fair value hierarchy	25,171,630	-	-	25,171,630
Investments measured at NAV(a)				1,923,098
Investments at fair value	$25,171,630	$-	$-	$27,094,728

(a)	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

(4)	Tax Status

The Plan Administrator has received a favorable tax determination letter, dated March 31, 2008, from the IRS indicating that the Plan qualifies under the provisions of Section 401(a) of the Code, and the related trust is, therefore, exempt from tax under section 501(a). Therefore, a provision for income taxes has not been included in the Plan’s financial statements. The Plan has been amended since receiving the determination letter. However, in the opinion of the Plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.

Participants in the Plan are not subject to federal income taxes until they receive a distribution from the Plan. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2013.

8

NICOLET NATIONAL BANK 401(k) PLAN

Notes to Financial Statements, continued

(5)	Party-In-Interest Transactions

During the course of the year, the Plan may enter into certain party-in-interest transactions with the Bank or its holding company, Nicolet Bankshares, Inc. The Bank may provide a discretionary contribution to the Plan’s participants, which is based on the earnings of Nicolet Bankshares, Inc. No discretionary contribution was made for the 2015 plan year.

The Plan may purchase shares of the Nicolet Bankshares, Inc. common stock directly. The Plan had the following transactions for the years ended December 31:

	2015	2014

Purchases of stock:
Number of shares	3,514	9,931
Value of shares on transaction dates	$114,275	$227,122

Sales of stock:
Number of shares	2,551	1,976
Value of shares on transaction dates	$82,959	$45,191

The third-party administrator for the Plan is Alerus Retirement Solutions and the costs for the services related to Plan administration (which qualify as party-in-interest transactions) amounted to $2,064 for the year ended December 31, 2015.

(6)	Risks and Uncertainties

The Plan, at the direction of its participants, invests in various investment securities. The Plan’s investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9

NICOLET NATIONAL BANK 401(k) PLAN

Schedule H, Part IV, Line 4i:

Schedule of Assets (Held at End of Year)

December 31, 2015

Employer Identification Number: 39-1990426

Plan Number: 001

	Identity of issuer, borrower or similar party	Description of assets	Shares	Cost	Fair Value

	American Funds	Money Market Fund	230,108	(a)	$230,108
	American Funds	EuroPacific Growth Fund	40,981	(a)	1,824,052
	American Funds	Growth Fund of America	81,524	(a)	3,340,043
	American Funds	Investment Company of America	69,060	(a)	2,299,002
	American Funds	New World Fund	20,031	(a)	996,742
	Artisan	Mid Cap Value Fund	63,576	(a)	1,192,056
	Dodge & Cox	Income Fund	232,556	(a)	3,090,671
	Dodge & Cox	Stock Fund	19,429	(a)	3,162,503
	Fidelity	Strategic Income Fund	137,528	(a)	1,395,909
	Harbor	International Fund - Admin	35,628	(a)	2,110,931
	Primecap Odyssey	Aggressive Growth Fund	42,912	(a)	1,390,361
	Royce	Pennsylvania Fund	133,002	(a)	1,240,912
	Vanguard	500 Index Fund	5,620	(a)	1,059,271
	Total mutual funds				23,332,561

	Wells Fargo	Stable Value Fund - M	45,804	(a)	2,232,496
*	Nicolet Bankshares, Inc.	Common stock	96,803	(a)	3,077,367
	Total investments per Statement of Net Assets				28,642,424

*	Participant loans	4.25% to 4.50% notes, maturing through 2023			405,578

	Total investments (held at end of year)				29,048,002

*	Party-in-interest
(a)	Cost information is not required for participant directed investments

10

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Nicolet National Bank 401(k) Plan

By:	/s/ Ann Lawson

Title: Chief Financial Officer
Nicolet National Bank

Date: June 28, 2016

11

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

12